

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 11, 2017

<u>Via E-mail</u>
Mr. Todd A. Trapp
Chief Financial Officer
Watts Water Technologies, Inc.
815 Chestnut Street
North Andover, MA 01845

> **Re: Watts Water Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 8-K Filed April 28, 2017**
> **File No. 1-11499**

Dear Mr. Trapp:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K Filed April 28, 2017</u>

1.   We note that effective January 1, 2017, the results of Watts Industries Middle East FZE has been included within your former Asia-Pacific segment instead of your former EMEA segment. We note from your disclosure on page 39 of your Form 10-K for the year ended December 31, 2016, that you determined you had eight reporting units in 2016: Water Quality, Blucher, Dormont, US Drains, AERCO, EMEA, Residential and Commercial, and Asia-Pacific. Please tell us and disclose in future filings:

- The reason for this change;
- How the change impacts your determination of your reporting units for purposes of goodwill impairment testing pursuant to ASC 350-20; and

- How the change impacts your determination of operating segments as well as your aggregation of operating segments in determining your reportable segments. Please also provide the disclosures required by ASC 280-10-50-21.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at (202) 551-5004 or Kevin Stertzel at (202) 551-3723 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction